

May 7, 2014

<u>Via E-mail</u>
Mr. Robert Bench
President and Chief Financial Officer
Agricon Global Corporation
25 E. 200 South
Lehi, UT 84043

      Re: **Agricon Global Corporation**
             Form 10-K for the Year Ended June 30, 2013
             Filed October 15, 2013
             File No. 000-11730

Dear Mr. Bench:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Celeste M. Murphy for

                Larry Spirgel
                Assistant Director

cc: <u>Via E-mail</u>
       Robyn Farnsworth
       James U. Jensen, Esq.